SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 November 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 November 2017
99.2	Holding(s) in Company dated 02 November 2017

Exhibit No: 99.1

 InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 October 2017, its issued share capital consists of 197,597,610 ordinary shares of 19 17/21 pence each with each share carrying the right to one vote. 7,607,430 ordinary shares are held in treasury. The total number of voting rights in the Company is 189,990,180.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)

2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name	Fiera Capital Corporation on behalf of funds and client accounts where the client has signed an investment management agreement
City and country of registered office (if applicable)	Montreal, Québec; Canada
4. Full name of shareholder(s) (if different from 3.)
Name	Same as 3.
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:	27 October 2017
6. Date on which issuer notified (DD/MM/YYYY):	1 November 2017
7. Total positions of person(s) subject to the notification obligation
% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	4.06%	4.06%	7,707,008
Position of previous notification (if applicable)	3.64%	3.64%
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BD8QVH41	7,707,008	4.06%

SUBTOTAL 8. A	7,707,008	4.06%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BNPP IP Belgium - G.A. Fund B Equity Global Growth Core	N/A	N/A	N/A
Oil Investment Corp OICL and OCICL	N/A	N/A	N/A
Employee Pension Plan of the National Bank of Canada - Global Equities	N/A	N/A	N/A
Coast Conservation Endowment Fund Foundation - Foreign	N/A	N/A	N/A
Fiera All Country World Equity Fund	N/A	N/A	N/A
Fiera International Equity Fund	N/A	N/A	N/A
National Bank Balanced Diversified Fund - Global Equity	N/A	N/A	N/A
NBI Global Equity Fund (NBC867)	N/A	N/A	N/A
National Bank Growth Diversified Fund - Global Equity	N/A	N/A	N/A
National Bank Moderate Diversified Fund	N/A	N/A	N/A
Fonds Actions Internationales FMOQ - Mandat Global	N/A	N/A	N/A
Fonds de placement du Barreau du Québec	N/A	N/A	N/A
DUFF & PHELPS (Luxembourg) MANAGEMENT COMPANY S.à r.l. (and 20UGS (UCITS) FUNDS)	N/A	N/A	N/A
Fiera Capital Global Equity Fund	N/A	N/A	N/A
Legacy Private Trust (Trust #1)	N/A	N/A	N/A
Fiera International Equity Ethical ESG Fund	N/A	N/A	N/A
Laborers' and Retirement Board Employees' Annuity & Benefit Fund of Chicago	N/A	N/A	N/A
Microsoft Russell International Growth Account	N/A	N/A	N/A
Russell Investment Management	N/A	N/A	N/A
RIC IV plc Russell Alpha Fund	N/A	N/A	N/A
RIL Stichting Bedrijfstakpensioenfonds Zorgverzekeraars	N/A	N/A	N/A
RIL Algemeen Pensioenfonds van Curaçao	N/A	N/A	N/A
RIC V Russell GSEO Fund	N/A	N/A	N/A
RIM National Pension Scheme of Korea	N/A	N/A	N/A
Russell World Equity Fund III	N/A	N/A	N/A
Russell (RCCF and RIC) - Old Mutual Funds	N/A	N/A	N/A
Russell Investments RIC plc Old Mutual Quality Global Equity Fund	N/A	N/A	N/A
J.C. Penney Corporation, Inc. Pension Plan Trust	N/A	N/A	N/A
Huntington Ingalls Industries (New Ships Inc. Pension Master Trust)	N/A	N/A	N/A
Fiera Global Equity Fund	N/A	N/A	N/A
Fiera Sceptre Balanced Core Fund - Global Equity	N/A	N/A	N/A
Fiera Capital Defensive Global Equity Fund	N/A	N/A	N/A
Fiera Capital International Equity Fund	N/A	N/A	N/A
Tennessee Consolidated Retirement System	N/A	N/A	N/A
Public Employee Retirement System of Idaho	N/A	N/A	N/A
Aon Hewitt CIT - Fiera	N/A	N/A	N/A
Marshfield Clinic Salary Reduction Plan and the Employees' Retirement Plan of Marshfield Clinic	N/A	N/A	N/A
Caisse de retraite d'Hydro- Québec	N/A	N/A	N/A
Fiducie globale du R.B.A.	N/A	N/A	N/A
London Life Insurance Company Balanced Fund - Global Equity	N/A	N/A	N/A
NBI International High Conviction Equity Private Portfolio	N/A	N/A	N/A
Goldman Sachs Pictet Non-US Equity Offshore Master LP	N/A	N/A	N/A
Goldman Sachs Non-US Equity Managers: Portfolio 5 Off-shore Master L.P	N/A	N/A	N/A
Goldman Sachs Non-US Equity Managers: Portfolio 3 Off-shore Master L.P	N/A	N/A	N/A
Fiera Global Equity Fund	N/A	N/A	N/A
International Equity Long-Only Fund LP	N/A	N/A	N/A
Global Equity Long-Only Fund LP	N/A	N/A	N/A
Fiera Asset Management USA Collective Trust	N/A	N/A	N/A
Fiera Capital Global Equity Focused Fund	N/A	N/A	N/A
Fiera Capital International Equity Fund	N/A	N/A	N/A
Lorton Holding Corporation	N/A	N/A	N/A

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information
Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC 01895 512 000

Place of completion	North Orbital Road, Denham, Buckinghamshire, UB9 5HR
Date of completion	2 November 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	10 November 2017